FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  T  Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

The announced resolutions passed by the board of directors
on the issue of corporate bond and the convening of extraordinary general meeting of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant in English on August 23, 2007.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)Overseas Regulatory Announcement
Resolutions passed by the Board of Directors
on the Issue of Corporate Bond and
the Convening of Extraordinary General Meeting

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the applicable laws and the requirements of the articles of association of Huaneng Power International, Inc. (the “Company”), the fifth session of the board of directors of the Company has considered and resolved unanimously in writing the following resolutions:

I.	Proposal regarding the issue of corporate bonds by Huaneng Power International, Inc., with details set out below:

1.
The Company is authorized to issue domestic corporate bonds with an aggregate principal amount of not more than RMB 10 billion (“Corporate Bonds”) within 24 months from the date on which the issue of the Corporate Bonds by the Company is approved by the regulatory authorities;

2.	The Company can place the Corporate Bonds to its shareholders;

3.
The Corporate Bonds is a fund raising product with a term of 5-10 years. The duration shall be determined by the board of directors as authorized by the shareholders at the general meeting by taking into account the market condition at the time of issuance;

4.
The proceeds from the Corporate Bonds will be used to satisfy the medium and long term funding needs of the Company while the Company´s debt structuring will be adjusted and the cost of fund raising will be minimized;

5.
It was resolved to propose at the general meeting to obtain a mandate from the shareholders to authorize the board of directors or, if circumstances permitting, any two directors as authorized by the board of directors, to handle and determine the following matters in accordance with the applicable laws, by reference to the market conditions and following the general principle of protecting and maximizing the interest of the Company:

(1)
to determine the details relating to the issue of the Corporate Bonds, including but not limited to the number of tranches, the issuing amount and the duration of each tranch, the duration and methods for repayment of the principal and payment of interests, modes of placing, the terms for buyback and repurchase, the interest rate of the bonds and the determination thereof, and matters relating to guarantee and selection of qualified professional institutions for the issue of the Corporate Bonds;

(2)
to participate in the negotiations relating to the issue of the Corporate Bonds on behalf of the Company, to execute all necessary agreements and documents, and to carry out appropriate information disclosure;

(3)
to handle the applications made to the relevant regulatory authorities with regard to the issue of the Corporate Bonds and to revise the offering plan as appropriate in accordance with the opinion (if any) of the regulatory authorities; and

(4)	to take all necessary actions to determine and handle all other matters relating to the issue of the Corporate Bonds by the Company.

6.	The resolution in respect of the issue of Corporate Bonds shall remain valid within 30 months from the date on which it is approved by the shareholders at the general meeting.

II.	Proposal regarding the convening of the Second Extraordinary General Meeting of 2007 of Huaneng Power International, Inc.

As resolution I above should be tabled at the Company´s general meeting for shareholders´ approval, the Board has resolved to convene the Second Extraordinary General Meeting of 2007 to approve such matter.

By Order of the Board Huang Jian Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

Beijing, the PRC
23 August 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Jian

Name:	Huang Jian

Title:	Company Secretary

Date:    August 24, 2007